SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                   2nd quarter statements dated March 31, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                        Form 20-F |X|  Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X|   No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Eiger Technology, Inc.



Date:  May 29, 2000                       Mr. Gerry A. Racicot
                                          President

                                Management Review

Eiger Technology, Inc. (Eiger) is pleased to report its' significant business progress during the second quarter of its fiscal year. Eiger's sales of $33 million dollars, a 480% increase over 1999, is a strong indication of the growth rate that is expected to continue during this fiscal year. Our presence in the computer peripheral business is strengthening with the 56K, DSL modem and MP3 player, sales being strong and continuing to grow. MP3 player sales continue to strengthen as a major North American computer manufacturer and a Korean conglomerate have committed orders of more than $30,000,000US over the next 12 months.

Eiger has signed a letter of intent with Standard Telecom of South Korea to purchase a 25% interest in Nixxo Technology, Inc. (Nixxo), a California company based in San Jose, CA Nixxo is a GSM chip set developer with production anticipated in the first calendar quarter of 2001. This strategic alliance strengthens our sales in tow ways as follows: Eiger will be a distributor for the GSM chip set and Eiger will also be the manufacturer of certain GSM phone sets. This anticipated increase in sales of between $15,000,000 and $25,000,000 will materialize during the 2001 fiscal year. The range of sales volume is dependent on the production and shipment scheduling issues. This transaction will be consummated upon completion of Eiger due diligence to their satisfaction.

EigerNet, Inc. (formerly Point Multimedia Systems Inc.) has opened a new factory in Seoul with state of the art equipment. The second line was 30 days late resulting in a delay in shipments during March and April, 2000. The new factory increased production from 100,000 units per month to 575,000 units per months, a significant milestone in the history of our company.

Eiger Labs Group, Inc. has hired Manny Tan, a senior sales and marketing executive to head its North American sales initiative for Eiger brand products especially it's MP3 player.

Eiger's management looks forward to the balance of 2000 being a growth year while entrenching itself further in the computer peripheral world market place.

EIGER TECHNOLOGY,  INC.
Unaudited Consolidated Balance Sheet

--------------------------------------------------------------------------------
March 31                                                2000            1999
--------------------------------------------------------------------------------
                                                          $               $
Assets

Current
  Cash and Marketable Securities                     10,182,000               0
  Cash Held in Escrow                                14,667,000               0
  Accounts Receivable                                10,738,000       1,887,000
  Inventories                                         8,406,000       3,101,000
  Prepaid Expenses                                      225,000         100,000
                                                    -----------     -----------
                                                     44,218,000       5,088,000

Capital                                               3,345,000       1,844,000
Future Income Tax Benefits                              123,000               0
Long-term Investments                                   342,000       1,587,000
Goodwill and Other                                    9,394,000         567,000
                                                    -----------     -----------
                                                     57,422,000       9,086,000
                                                    ===========     ===========

Liabilities and Shareholders' Equity

Current
  Bank Indebtedness                                   5,084,000       2,098,000
  Accounts Payable and Accrued Liabilities            6,929,000       1,940,000
  Income Taxes Payable (Recoverable)                    195,000         (96,000)
  Current Portion of Lease Obligation                    51,000          66,000
  Current Portion of Long-term Debt                     120,000          87,000
                                                    -----------     -----------
                                                     12,379,000       4,095,000
                                                    -----------     -----------
Long-term
  Obligation Under Capital Lease                          8,000           7,000
  Long-term Debt                                      1,078,000       1,526,000
                                                    -----------     -----------
                                                      1,086,000       1,533,000
                                                    -----------     -----------

Future Income Tax Liabilities                                 0         176,000
                                                    -----------     -----------

Non-Controlling Interest                              3,400,000         236,000
                                                    -----------     -----------

Shareholders' Equity
  Share Capital                                      41,441,000       2,176,000
  Contributed Surplus                                   787,000         217,000
  Retained Earnings (Deficit)                        (1,671,000)        653,000
                                                    -----------     -----------
                                                     40,557,000       3,046,000
                                                    -----------     -----------
                                                     57,422,000       9,086,000
                                                    ===========     ===========
On Behalf of the Board:
signed Gerry Racicot                              Director

Signed Keith Attoe                                Director

EIGER TECHNOLOGY, INC.
Unaudited Statement of Consolidated Operations and Retained Earnings

--------------------------------------------------------------------------------
For the six months ended March 31                        2000             1999
--------------------------------------------------------------------------------
                                                          $                $


Sales                                                 33,047,000      5,684,000

Cost of Sales                                         29,170,000      4,482,000
                                                     -----------    -----------
Gross Margin                                           3,877,000      1,202,000
                                                     -----------    -----------

Expenses
  Operating and Administrative                         2,162,000      1,088,000
  Management Fees                                         14,000         60,000
  Amortization of Capital Assets                         152,000         86,000
  Amortization of Goodwill and Other Assets              134,000         20,000
  Interest on Long-term Debt                              32,000         10,000
  Other Interest and Bank Charges                        254,000        143,000
                                                     -----------    -----------
                                                       2,748,000      1,407,000
                                                     -----------    -----------

Income (Loss) from Operations                          1,129,000       (205,000)

Non-recurring Factory Moving Costs                    (1,650,000)             0
Other  Income                                            117,000        424,000
                                                     -----------    -----------
Income before Taxes                                     (404,000)       219,000

Provision for Income Taxes                               (99,000)       (96,000)
                                                     -----------    -----------

Income before Non-controlling Interest                  (305,000)       315,000

Non-controlling Interest                                 233,000        (56,000)
                                                     -----------    -----------

Net Income (Loss) for the Period                        (538,000)       371,000

Retained Earnings (Deficit), Beginning of Period        (401,000)       247,000

Prior Period Adjustment of Non-controlling Interest     (167,000)        35,000

Costs Related to Issuance of Share Capital              (565,000)             0
                                                     -----------    -----------

Retained Earnings (Deficit), End of Period            (1,671,000)       653,000

EIGER TECHNOLOGY, INC.
Unaudited Statement of Consolidated Changes in Cash Position

--------------------------------------------------------------------------------
For the six months ended March 31                         2000            1999
--------------------------------------------------------------------------------
                                                           $                $
Cash Provided (Used In)

Operating Activities
  Net Income (Loss) for the Period                      (538,000)       371,000
  Items not Involving Cash
    Amortization                                         286,000        106,000
    Negotiated Loan Reduction                                  0       (424,000)
    Changes in Non-Cash
      Operating Accounts
        Accounts Receivable                           (5,493,000)       230,000
        Inventories                                   (4,400,000)       114,000
        Prepaid Expenses                                  44,000        (57,000)
        Accounts Payable                               4,134,000       (422,000)
        Current Income Taxes                             (42,000)       (83,000)
        Future Income Taxes                             (298,000)             0
        Non-controlling Interest                         233,000        (56,000)
                                                     -----------    -----------
                                                      (6,074,000)      (221,000)
                                                     -----------    -----------
Investment Activities
  Purchase of Capital Assets                          (1,441,000)       (78,000)
  Non-controlling Interest                             1,611,000              0
  Long-term Investments                                        0       (376,000)
  Other Assets                                        (6,096,000)             0
                                                     -----------    -----------
                                                      (5,926,000)      (454,000)
                                                     -----------    -----------
Financing Activities
  Capital Lease Obligation                                22,000        (47,000)
  Other Long-term Debt                                   (13,000)       (74,000)
  Common Shares Issued                                32,338,000              0
  Costs Related to Issuance of Share Capital            (565,000)             0
  Contributed Capital                                    570,000              0
                                                     -----------    -----------

                                                      32,352,000       (121,000)
                                                     -----------    -----------

Increase (Decrease) in Cash Position During Period    20,352,000       (796,000)

Cash Position, Beginning of Period                      (587,000)    (1,302,000)
                                                     -----------    -----------

Cash Position, End of Period                          19,765,000     (2,098,000)
                                                     ===========    ===========
Analysis of Cash Position:
  Cash and Marketable Securities                      10,182,000              0
  Cash Held in Escrow                                 14,667,000              0
  Bank Indebtedness                                   (5,084,000)    (2,098,000)
                                                     -----------    -----------
                                                      19,765,000     (2,098,000)

Eiger Technology, Inc.

Supplementary Information
As at March 31, 2000

Schedule A:

      Financial Information - see unaudited consolidated financial statements

Schedule B:

#1 -  See attached schedule of Administrative Expenses
   -  See consolidated financial statements

#2 a) Options Exercised - January 1, 2000 to March 31, 2000

                          Beverly Boorsma            15,000 @.85
                          Ken Rampersad              50,000 @.55
                          Dingeman Kleppe            30,000 @.85
                          Walter Keyser              50,000 @.85
                          Beverly Boorsma           5,000 @ 1.40
                          Scott St. Amand          12,000 @ 1.40
                          Leslie Babb               5,000 @ 1.40
                          Cheon Hong Kim            25,000 @ .80
                          Paul Bates               20,000 @ 1.40
                          Robert Kim                50,000 @ .60

#2 b) Options Granted   - January 1st to March 31, 2000

Keith Attoe                   250,000               4.50          02/01/04
Gerry A. Racicot              250,000               4.50          02/01/04
2845354 Canada Inc.
c/o Dominique Gendeon         250,000               4.50          02/01/04

#3 a) 26,646,308 shares issued and outstanding

#3 b) Outstanding Options:

       NAME            # OF SHARES           PRICE          EXPIRY DATE
Keith Attoe                     50,000               .60           09/08/00
Keith Attoe                    100,000               .90           11/11/00
Walter Keyser                   50,000               .70           09/30/00
Ken Rampersad                   50,000               .85           04/17/00
Keith Attoe                    100,000               .85           04/17/00
Walter Keyser                   50,000               .85           04/17/00
Robert Kim                     150,000               .60           04/02/01
Steve Kim                       50,000               .60           04/02/01
Robert Kim                     350,000               .60           04/02/01
Tony Francolini                100,000              1.40           10/25/04
Scott St. Amand                  8,000              1.40           10/25/04
Ray Dirks                      500,000              1.47           11/17/02
George Swan                     25,000              1.40           11/25/02
Keith Attoe                    250,000              4.50           02/01/04
Gerry A. Racicot               250,000              4.50           02/01/04
2845354 Canada Inc.
c/o Dominique Gendeon          250,000              4.50           02/01/04

#3 c) Total number of shares in escrow - nil

#3 d) List of Directors

      Gerry Racicot                 Walter Keyser
      Robert Hoegler                Keith Attoe
      Ernest Kolenda                Morden C. Lazarus
      Sidney Harkema

EIGER TECHNOLOGY INC.
Notes to the Financial Statements March 31, 2000

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP:
--------------------------------------------------------------------------------

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

    None.

Reconciliations:
                                                        2000            1999
                                                     ----------       ---------
                                                          $               $
Net Income
 - per Cdn. GAAP ..............................        (538,000)        371,000
                                                     ==========       =========

 - per U.S. GAAP ..............................        (538,000)        371,000
                                                     ==========       =========

Retained Earnings (Deficit)
  - End of Period per Cdn. GAAP ...............      (1,671,000)        653,000

 - Adjustments re Depreciable Life
     of Computer Equipment ....................         (30,000)        (30,000)
 - Future Income Tax Adjustment ...............          12,000          12,000
                                                     ----------       ---------

 - End of Year per U.S. GAAP ..................      (1,689,000)        635,000
                                                     ==========       =========

Total Assets
 - per Cdn. GAAP ..............................      57,422,000       9,086,000

 - Adjustments re Depreciable Life
     of Computer Equipment ....................         (30,000)        (30,000)
 - Deferred Tax Adjustment ....................          12,000          12,000
                                                     ----------       ---------

 - per U.S. GAAP ..............................      57,404,000       9,068,000